Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Declares Dividends

TORONTO, February 28, 2017 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that the Board of Directors declared a quarterly dividend of $0.88 per share on paid-up common shares of Bank of Montreal for the second quarter of fiscal year 2017 (“Q2 2017 Dividend”), unchanged from the previous quarter and up 5% from a year ago.

The Board of Directors also declared dividends of:

•	$0.328125 per share on paid-up Class B Preferred Shares Series 14;
•	$0.3625 per share on paid-up Class B Preferred Shares Series 15;
•	$0.211875 per share on paid-up Class B Preferred Shares Series 16;
•	$0.128379 per share on paid-up Class B Preferred Shares Series 17;
•	$0.112813 per share on paid-up Class B Preferred Shares Series 25;
•	$0.0979 per share on paid-up Class B Preferred Shares Series 26;
•	$0.25 per share on paid-up Class B Preferred Shares Series 27;
•	$0.24375 per share on paid-up Class B Preferred Shares Series 29;
•	$0.2375 per share on paid-up Class B Preferred Shares Series 31;
•	$0.2375 per share on paid-up Class B Preferred Shares Series 33;
•	$0.3125 per share on paid-up Class B Preferred Shares Series 35;
•	$14.625 per share on paid-up Class B Preferred Shares Series 36(1); and
•	$0.303125 per share on paid-up Class B Preferred Shares Series 38.

The dividend on the common shares is payable on May 26, 2017, to shareholders of record on May 1, 2017. The dividends on the preferred shares are payable on May 25, 2017, to shareholders of record on May 1, 2017.

The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

Common shareholders may elect to have their cash dividends reinvested in common shares of the Bank in accordance with the Bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”). For the Q2 2017 Dividend declared today and subsequently until further notice, such common shares will be issued from treasury without a discount. As previously announced, for the quarterly dividend on common shares declared on December 6, 2016, such common shares will be issued with a two percent discount from the Average Market Price (as defined in the Plan).

For registered shareholders who wish to participate in the Plan, Enrolment Forms must be received by the Bank’s transfer agent, Computershare Trust Company of Canada, by the close of business on May 3, 2017. Beneficial or non-registered holders must contact their

(1)	The Class B Preferred Shares Series 36 was issued by way of private placement and is not listed on any stock exchanges.

financial institution or broker well in advance of the above date for instructions on how to participate.

More information about the Plan and how to enroll can be found at:

http://www.bmo.com/home/about/banking/investor-relations/shareholder-information/dividend-reinvestment-plan

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

Frederic Tremblay, Montreal, frederic1.tremblay@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com